U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Rule 13d-1(d))*

                              ENGLOBAL CORPORATION
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                    293306106
                                    ---------
                                 (CUSIP Number)

                               Natalie S. Hairston
                    654 N. Sam Houston Parkway E., Suite 400
                            Houston, Texas 77060-5914
                                 (281) 878-1000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)

                                December 31, 2005
                                -----------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [ ] Rule 13d-1(b)
           [ ] Rule 13d-1(c)
           [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

                               CUSIP NO. 293306106

(1)  Name of Reporting Person                          William A. Coskey
     S.S. or IRS Identification No. of above person    Intentionally omitted

(2)  Check the appropriate box if a member of a        (a)
     group*                                            (b)

(3)  SEC use only

(4)  Citizenship or place or organization              United States citizen

Number of shares beneficially owned by each
reporting person with:
         (5)      Sole voting power                    30,100
         (6)      Shared voting power                  8,839,286
         (7)      Sole dispositive power               30,100
         (8)      Shared dispositive power             8,839,286

(9)  Aggregate amount beneficially owned by each
     reporting person................................  8,869,386

(10) [ ] Check if the aggregate amount in row (9) excludes certain shares*

(11) Percent of class represented by amount in row     34%
     (9)

(12) Type of reporting person *                        IN


ITEM 1. NAME AND ADDRESS OF ISSUER
         (a) Name of Issuer:
             ENGlobal Corporation
         (b) Address of Issuer's Principal Executive Offices:
             654 N. Sam Houston Parkway E., Suite 400
             Houston, Texas 77060-5914
ITEM 2. NAME AND ADDRESS OF PERSONS FILING
         (a) Name of Persons Filing:
             William A. Coskey
         (b) Address of Principal Business Office or, if none, Residence:
             654 N. Sam Houston Parkway E., Suite 400
             Houston, Texas 77060-5914
         (c) Citizenship:
             USA
         (d) Title of Class of Securities:
             Common Stock
         (e) CUSIP Number:
             293306106

                               CUSIP NO. 293306106

(1) Name of Reporting Person                              Alliance 2000, Ltd.
    S.S. or IRS Identification No. of above person        Intentionally omitted

(2) Check the appropriate box if a member of a            (a)
    group*                                                (b)

(3) SEC use only

(4) Citizenship or place or organization                  United States

Number of shares beneficially owned by each
reporting person with:
         (6)      Sole voting power
         (6)      Shared voting power                     8,839,286
         (7)      Sole dispositive power
         (8)      Shared dispositive power                8,839,286

(10) Aggregate amount beneficially owned by each
     reporting person...................................  8,839,286

(10) [ ] Check if the aggregate amount in row (9) excludes certain shares*

(11) Percent of class represented by amount in row (9)    33.88%

(12) Type of reporting person *                           PN


ITEM 1. NAME AND ADDRESS OF ISSUER
         (a) Name of Issuer:
             ENGlobal Corporation
         (b) Address of Issuer's Principal Executive Offices:
             654 N. Sam Houston Parkway E., Suite 400
             Houston, Texas 77060-5914
ITEM 2. NAME AND ADDRESS OF PERSONS FILING
         (a) Name of Persons Filing:
             Alliance 2000, Ltd. and William A.Coskey
         (b) Address of Principal Business Office or, if none, Residence:
             654 N. Sam Houston Parkway E., Suite 400
             Houston, Texas 77060-5914
         (c) Citizenship:
             Alliance 2000 Ltd., a Texas limited partnership, William A. Coskey, a United States citizen
         (f) Title of Class of Securities:
             Common Stock
         (g) CUSIP Number:
             293306106

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

ITEM 3. THIS STATEMENT IS NOT FILED PURSUANT TO SECTIONS 240.13d-1(g) OR 240.13d-2(b) OR (c).

ITEM 4. OWNERSHIP

     (a)  Amount Beneficially Owned:
          Mr. Coskey beneficially owns 8,869,386 shares of the Issuer's Common Stock. Includes 8,839,286 shares of Common Stock held in the name of Alliance, for which Mr. Coskey is a general partner. Of these shares, 2,600,000 are held subject to an Option Pool Agreement pursuant to which options have been granted to certain employees of ENGlobal and its subsidiaries, and 200,000 are subject to the Equus Call Agreement, pursuant to which Equus has the right to acquire the shares under certain circumstances. Also includes 30,000 shares of Common Stock held in the name of Mr. Coskey for his children and includes 100 shares of Common Stock owned by Mr. Coskey purchased on June 16, 1998, at the time ENGlobal became listed with the American Stock Exchange. Mr. Coskey has a pecuniary interest in the shares beneficially owned by Alliance and has shared voting power and investment power over such shares and, thus, may be deemed to beneficially own such shares.

      (b) Percent of Class:
          William A. Coskey 34%, Alliance 2000, Ltd. 33.88%

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote
               William A. Coskey 30,100, Alliance 2000, Ltd. 0

          (ii) shared power to vote or to direct the vote
               8,839,286

         (iii) sole power to dispose or to direct the disposition of William A. Coskey 30,100, Alliance 2000, Ltd. 0

          (iv) shared power to dispose or to direct the disposition of
               8,839,286

The information provided in 4(c)(i) above includes 30,000 shares of Common Stock held in the name of Mr. Coskey for his children. The information provided in 4(c)(ii) above includes 8,839,286 shares of Common Stock held in the name of Alliance, for which Mr. Coskey is a general partner. Of these shares, 2,600,000 are held subject to an Option Pool Agreement pursuant to which options have been granted to certain employees of ENGlobal and its subsidiaries, and 200,000 are subject to the Equus Call Agreement, pursuant to which Equus has the right to acquire the shares under certain circumstances. Also includes 100 shares of Common Stock owned by Mr. Coskey purchased on June 16, 1998, at the time ENGlobal became listed with the American Stock Exchange. Mr. Coskey has a pecuniary interest in the shares beneficially owned by Alliance and has shared voting power and investment power over such shares and, thus, may be deemed to beneficially own such shares.

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

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL
         PERSON: Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP: Not applicable.

ITEM 10. CERTIFICATIONS: Not applicable.



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct:



Date: February 10, 2006



/s/ William A. Coskey
---------------------
William A. Coskey


Alliance 2000, Ltd.

By: /s/ William A. Coskey
-------------------------
William A. Coskey, beneficial partner



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Exhibit Index

Exhibit 1   Joint Filing Agreement